UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 8)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NET2PHONE, INC.

(Name of Subject Company (Issuer))

NTOP ACQUISITION, INC.

IDT CORPORATION

HOWARD S. JONAS

JAMES A. COURTER

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number of Class of Securities)

Ira A. Greenstein

President

IDT Corporation

520 Broad Street

Newark, New Jersey 07102

(973) 438-1000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joyce Mason, Esq. General Counsel IDT Corporation 520 Broad Street Newark, New Jersey 07102 (973) 438-1000	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$94,605,978.90	$10,122.84

*	Estimated solely for purposes of calculating the amount of the filing fee. This calculation assumes the purchase of 46,149,258 shares of the common stock, par value $0.01 per share (the “Shares”), of Net2Phone, Inc. (“Net2Phone”), including Shares issuable upon exercise of vested stock options and upon conversion of shares of the class A common stock, par value $0.01 per share (“Class A Common Stock”), of Net2Phone, at a price per Share of $2.05 in cash. Such number of Shares represents 48,890,306 Shares outstanding and Shares issuable upon exercise of vested stock options and upon conversion of the shares of Class A Common Stock, in each case not already beneficially owned by IDT Corporation (“IDT”), as of November 1, 2005, less the 2,773,798 Shares already beneficially owned by IDT. The amount of the filing fee, calculated in accordance with Rule 0–11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 equals $107.00 per $1,000,000.00 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,863.54

Form or Registration Number: Schedule TO/13E-3 (SEC File No. 005-56655)

Filing Parties: NTOP Acquisition, Inc. and IDT Corporation.

Date Filed: November 10, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Amendment No. 8 to Schedule TO

This Amendment No. 8 (this “Amendment No. 8”) is being filed by the filing persons listed on the cover page hereof and amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the “Initial Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2005 by NTOP Acquisition, Inc., a Delaware corporation (“NTOP Acquisition”), and IDT Corporation, a Delaware corporation (“IDT”), as amended (the Initial Schedule TO, as so amended, is referred to as the “Schedule TO”). This Amendment No. 8 relates to the tender offer by NTOP Acquisition, a wholly-owned subsidiary of IDT, to purchase all of the outstanding shares of the common stock, par value $0.01 per share, of Net2Phone, Inc., a Delaware corporation (“Net2Phone”), not otherwise beneficially owned by IDT (the “Shares”), at a purchase price of $2.05 net per Share in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 2005, as revised to date (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(i) to Amendment No. 3, and the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(ii) to the Initial Schedule TO.

On January 20, 2006, IDT issued a press release, attached hereto as Exhibit (a)(1)(xvii), announcing the extension of the expiration date of the subsequent offering period to Friday, January 27, 2006 at 5:00 p.m., New York City time, and also announcing that approximately 30,361,804 Shares had been validly tendered in the Offer and the subsequent offering period. Following the issuance of the press release, Wachovia Bank, N.A., the depositary for the Offer, indicated that approximately 281,571 additional Shares had been tendered in the subsequent offering period, and therefore that a total of approximately 30,643,375 Shares had been validly tendered in the Offer and the subsequent offering period to date.

The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to items 1 through 11 and 13 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 12.

The information incorporated by reference into Item 12(a) of the Schedule TO is hereby amended and supplemented as follows:

1.	The following is hereby inserted after Exhibit (a)(1)(xvi) of the Offer to Purchase:

(a)(1)(xvii) Press Release issued by IDT Corporation, dated January 20, 2006.

SIGNATURES

After due inquiry and to the best of their knowledge, the undersigned certify that the information set forth in this statement is true, complete and correct.

NTOP ACQUISITION, INC.

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

IDT CORPORATION

By:	/s/ Ira A. Greenstein
Name:	Ira A. Greenstein
Title:	President

HOWARD S. JONAS

By:	/s/ Howard S. Jonas

JAMES A. COURTER

By:	/s/ James A. Courter

Date: January 20, 2006

EXHIBIT INDEX

Exhibit	Description

(a)(1)(xvii)	Press Release issued by IDT Corporation, dated January 20, 2006.